Establishment and Designation
of
Series Calculated Sequels
A series of
OneDoor Studios Entertainment Properties LLC

In accordance with Section 18-215(b) of the Delaware Limited Liability Company Act and the limited liability company agreement of OneDoor Studios Entertainment Properties LLC, a Delaware series limited liability company (the "Company"),

Series Calculated Sequels

(the "Series") is hereby established as a series of the Company, and none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the Company generally or any other series thereof shall be enforceable against the assets of the Series.

The books and records of the Company maintained for the Series will account for the assets associated with the Series separately from the other assets of the Company and any other series thereof.

The Series may carry on any lawful business, purpose or activity, and shall have the power and capacity to, in its own name, contract, hold title to assets (including real, personal and intangible property), grant liens and security interests, and sue and be sued.

No member or manager of the Series shall be obligated personally for any debt, obligation or liability of the Series, whether arising in contract, tort or otherwise, solely by reason of being a member or acting as manager of the Series.

No member associated with the Series shall have any voting rights. The manager of the Series shall be One Door Studios LLC, a Utah limited liability company.

Notwithstanding anything to the contrary set forth herein, the terms of the Series shall be governed by the limited liability company agreement of the Company, as such agreement may be amended from time to time.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of this 10 day of January, 2022.

ONE DOOR STUDIOS LLC, a Utah limited liability company

Its Manager

By: /s/ John Lee

Name: John Lee

Title: Manager